Exhibit 4.12

FirstService Corporation

Treasury Offering of Common Shares

December 2, 2019

The Common Shares will be offered by way of a short form prospectus in all of the provinces of Canada, excluding Quebec. A preliminary short form prospectus containing important information relating to the Common Shares has been filed with the applicable Canadian securities regulatory authorities. The preliminary short form prospectus is still subject to completion. There will not be any sale or any acceptance of an offer to buy the Common Shares until a receipt for the final short form prospectus has been issued. This term sheet does not provide full disclosure of all material facts relating to the Common Shares. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the Common Shares, before making an investment decision.

In addition, a registration statement relating to the securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Copies of the preliminary short form prospectus may be obtained upon request in Canada by contacting BMO Capital Markets, Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at (905) 791-3151 Ext. 4312 or by email at torbramwarehouse@datagroup.ca, or by contacting TD Securities Inc., Attention: Symcor, NPM, 1625 Tech Avenue, Mississauga, Ontario, L4W 5P5 by telephone at (289) 360-2009 or by email at sdcconfirms@td.com, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com, or by contacting TD Securities (USA) LLC, 31 W 52nd Street, New York, NY, 10019 by telephone at (212) 827-7392.

Terms and Conditions
Issuer:	FirstService Corporation (the “Company”).

Offering:	Treasury offering of 2,165,000 common shares (“Common Shares”).

Issue Price:	US$92.50 per Common Share.

Issue Amount:	US$200,262,500.

Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Issue Price to cover over-allotments, if any.

Use of Proceeds:	The net proceeds of the Offering will be used to repay existing indebtedness under the Company’s revolving credit facility, which will then be available to be drawn, as required, for working capital, acquisitions and associated contingent purchase consideration and general corporate purposes.

Cash Dividends:	The Company currently pays a quarterly dividend of US$0.15 per Common Share. The first dividend which purchasers under this Offering are expected to be eligible to receive is the dividend payable (if declared) in January 2020 to shareholders of record on or about December 31, 2019.

Form of Offering:	Bought deal by way of short form prospectus to be filed in all provinces of Canada, excluding Quebec. Registered public offering in the U.S. via the Canada/U.S. Multijurisdictional Disclosure System. In jurisdictions outside of Canada and the United States, as agreed to between the Company and the Joint Bookrunners in accordance with all applicable laws provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction and the Company will not be subject to any continuous disclosure requirements in such jurisdiction.

Listing:	An application will be made to list the Common Shares on the Toronto Stock Exchange, and notification will be made to the NASDAQ. The existing Common Shares of the

Company are listed on the Toronto Stock Exchange under the symbol “FSV” and on the NASDAQ under the symbol “FSV”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

Joint Bookrunners:	BMO Capital Markets and TD Securities Inc.

Commission:	4.0%.

Closing:	December 13, 2019.